

December 28, 2011

Via E-mail
Jeffrey W. Shaw
Chief Executive Officer
Southwest Gas Corporation
5241 Spring Mountain Road
Post Office Box 98510
Las Vegas, Nevada 89193-8510

> **Re:** **Southwest Gas Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 1-7850**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 13.01

Consolidated Financial Statements, page 44

Notes to Consolidated Financial Statements, page 50

1. Please tell us your consideration of the applicability of the disclosure requirements of Rule 4-08(e)(1) of Regulation S-X. In doing so, please address any capital structure restrictions imposed by regulatory commissions as well as any debt covenants that serve to restrict the payment of dividends.

2. Please tell us your consideration of the applicability of the disclosure requirements in Rule 4-08(e)(3)(i) and (ii) of Regulation S-X. In doing so, please address the nature and terms of any third party lender and/or regulatory agency restrictions on the ability of your

subsidiaries to transfer cash to you in the form of loans, advances or cash dividends. In addition, please note that if restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year you should provide the condensed financial information required by Rule 5-04 of Regulation S-X. Refer Rule 12-04 of Regulation S-X for Schedule I form and content requirements.

3. Please tell us your consideration of the applicability of the disclosure requirements in ASC 410-20-50 regarding asset retirement obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief